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                                                               EXHIBIT (a)(1)(J)

July   , 2001

Option Exchange Participants:

     The options you tendered for exchange in the Option Exchange Program were cancelled on July 2, 2001 as anticipated, and the first grant of stock under the Program was completed on that date. This first grant consisted of 30% of the eligible options you exchanged. The exercise price per share of the these new options is $8.25/share which was the closing price of our stock on June 29, 2001, the last trading day prior to the date of the first grant.

     In accordance with the terms of the offer to exchange, a second grant consisting of 70% of the options you exchanged is expected to be made on January 3, 2002. The exercise price per share of this second grant of options will be the closing price of our stock on the last trading day prior to the date of the grant, which is expected to be January 2, 2001. You will not receive this second grant if you are not employed by New Focus on the date the second grant is made.

     No new options were or will be issued for any of the November 21, 2000 option grants that have been cancelled under the Option Exchange Program.

     Enclosed you will find your new grant agreement for the first grant of 30% of the options you exchanged. The new grant information has been posted to your E*TRADE OptionsLink account. Separately, you will receive the "Promise to Grant A Stock Option" form from New Focus for the remaining 70% of your exchanged options.

                                          Sincerely,

                                          Gina Ahn
                                          Stock Administrator